UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2022
Commission File Number 001-39968
TELUS International (Cda) Inc.
(Registrant’s name)
Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3
Tel.: (604) 695-3455
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TELUS International (Cda) Inc.’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 and 2021 and management’s discussion and analysis of the three months ended March 31, 2022 are attached as exhibits to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: May 6, 2022	By:	/s/ Vanessa Kanu
	Name:	Vanessa Kanu
	Title:	Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1	Condensed Interim Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021
99.2	Management’s Discussion and Analysis for the Three Months Ended March 31, 2022 and 2021
99.3	Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.4	Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)